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Exhibit 23.6

Consent of Wood Mackenzie

        Wood Mackenzie hereby consents to the use of the two references as stated below in the Registration Statement on Form S-1 of Vantage Energy Inc., and any and all amendments and supplements thereto (the "Registration Statement"), which references Wood Mackenzie as the source of this data.

        "Located primarily in the Fort Worth Basin of North Texas, the "core" region of the Barnett Shale has produced a total of over 12 Tcf of natural gas, according to Wood Mackenzie, an energy research and consulting firm."

        "The Uinta Basin targets are mature with over 30,000 wells drilled to date, according to Wood Mackenzie."

By:	/s/ Nick Livingstone
Name:	Nick Livingstone
Title:	Head of Americas Sales & Marketing
Date:	June 19th, 2014

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  Exhibit 23.6
Consent of Wood Mackenzie